                                                                File No. 70-8471

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  Post-Effective Amendment No. 12 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                                       COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION                             COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                                            121 Hill Pointe Drive
COLUMBIA ATLANTIC TRADING CORPORATION                               Suite 100
TRISTAR VENTURES CORPORATION                                        Canonsburg, Pennsylvania 15317
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION                                 COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR PEDRICK GENERAL CORPORATION                                 COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION                              1700 MacCorkle Avenue, S.E.
TRISTAR BINGHAMTON GENERAL CORPORATION                              Charleston, WV 25314
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION                                COLUMBIA GAS DEVELOPMENT CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION                                 One Riverway
TRISTAR GEORGETOWN GENERAL CORPORATION                              Houston, TX 77056
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION                                      COMMONWEALTH PROPANE, INC.
TVC NINE CORPORATION                                                COLUMBIA PROPANE CORPORATION
TVC TEN CORPORATION                                                 9200 Arboretum Parkway, Ste 140
20 Montchanin Road                                                  Richmond, VA 23236
Wilmington, DE 19807
                                                                    COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA NATURAL RESOURCES, INC                                     COLUMBIA GAS OF OHIO, INC.
COLUMBIA COAL GASIFICATION CORPORATION                              COLUMBIA GAS OF MARYLAND, INC.
900 Pennsylvania Avenue                                             COLUMBIA GAS OF PENNSYLVANIA, INC.
Charleston, WV  25302                                               COMMONWEALTH GAS SERVICES, INC.
                                                                    200 Civic Center Drive
                                                                    Columbus, OH 43215

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             (Names of company or companies filing this statement
                and addresses of principal executive offices)

                        THE COLUMBIA GAS SYSTEM, INC.
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              (Name of top registered holding company parent of
                         each applicant or declarant)

                           L. J. Bainter, Treasurer
                        THE COLUMBIA GAS SYSTEM, INC.
                              20 Montchanin Road
                             Wilmington, DE 19807
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                   (Name and address of agent for service)

                 (Other Agents for Service are Listed on the
                       Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

W. H. HARMON, Treasurer                                             H. F. HAYES, Treasurer
Columbia Natural Resources, Inc.                                    Commonwealth Propane, Inc.
Columbia Coal Gasification Corp.                                    Columbia Propane Corporation
900 Pennsylvania Avenue                                             9200 Arboretum Parkway, Ste 140
Charleston, West Virginia  25302                                    Richmond, Virginia  23236

D. DETAR, Treasurer                                                 D. L. GELBAUGH, Vice President
TriStar Ventures Corporation                                        Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation                                 Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation                                 Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation                              Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation                              Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation                                200 Civic Center Drive
TriStar Vineland General Corporation                                Columbus, Ohio  43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation                              S. L. PARKS-DOWNEY, Asst. Treasurer
TriStar Georgetown General Corporation                              Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation                                      Columbia Gulf Transmission Company
TVC Nine Corporation                                                1700 MacCorkle Avenue, S.E.
TVC Ten Corporation                                                 Charleston, West Virginia 25314
20 Montchanin Road
Wilmington, Delaware 19807                                          J. R. LISENBY, Treasurer
                                                                    Columbia Gas Development Corporation
S. J. MacQueen, Treasurer                                           One Riverway
Columbia LNG Corporation                                            Houston, Texas 77056
Columbia Atlantic Trading Corp.
20 Montchanin Road                                                  ROBERT GUSTAFSON, Controller
Wilmington, Delaware 19807                                          Columbia Energy Services Corporation
                                                                    Columbia Energy Marketing Corporation
L. J. BAINTER, Vice President                                       121 Hill Pointe Drive
Columbia Gas System Service Corp.                                   Suite 100
TriStar Capital Corporation                                         Canonsburg, Pennsylvania 15317
20 Montchanin Road
Wilmington, Delaware 19807



--------------------------------------------------------------------------------
              (Names and Addresses of Other Agents for Service)

            The Post-Effective Amendment No. 6 as previously filed is hereby amended as follows:

Item 1.     Description of Proposed Transaction

            The last full paragraph on page 3 is deleted and replaced by the following:

                          "On or about December 31, 1995, Columbia Maryland

will refund all outstanding Installment Notes previously sold to Columbia.  At the present time, Columbia Maryland has sold Installment Notes in the amount of approximately $14.0 million to Columbia.  Columbia Maryland has received

Commission approval in this Application-Declaration to issue, through December

31, 1996, Installment Notes in a principal amount of up to $5.5 million.  Thus,

in addition to $14 million in Notes to refund all Installment Notes, Columbia and Columbia Maryland request authorization to issue an additional $5.5 million in Notes to meet the capital needs of Columbia Maryland in 1996.  The amount of

Notes to be sold, therefore, would be up to $19.5 million.  The pro forma financials included in this Amendment No. 6 assume that Columbia Maryland will refund its existing debt prior to the issuance of any additional long-term debt under this authorization.  Funds to implement the refunding will be raised from

Columbia Maryland's sale of Notes to Columbia.  Based on current interest rates, the Notes will have a weighted average interest rate lower than the weighted average interest rate of the Installment Notes currently outstanding."

                                   SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company

Act of 1935, the undersigned companies have duly caused this Post-Effective

Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

            The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                         THE COLUMBIA GAS SYSTEM, INC.

Date:     January 17, 1996               By:      /s/   L. J. Bainter
                                                --------------------------------
                                                 L. J. Bainter, Treasurer


                                         COLUMBIA GAS OF OHIO, INC.
                                         COLUMBIA GAS OF PENNSYLVANIA, INC.
                                         COLUMBIA GAS OF KENTUCKY, INC.
                                         COLUMBIA GAS OF MARYLAND, INC.
                                         COMMONWEALTH GAS SERVICES, INC.
                                         COLUMBIA GULF TRANSMISSION COMPANY
                                         COLUMBIA GAS TRANSMISSION CORPORATION
                                         COLUMBIA GAS DEVELOPMENT CORPORATION
                                         COLUMBIA PROPANE CORPORATION
                                         COMMONWEALTH PROPANE, INC.
                                         COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                         COLUMBIA NATURAL RESOURCES, INC.
                                         COLUMBIA ATLANTIC TRADING CORPORATION
                                         COLUMBIA COAL GASIFICATION CORPORATION
                                         COLUMBIA LNG CORPORATION
                                         COLUMBIA ENERGY SERVICES CORPORATION
                                         COLUMBIA ENERGY MARKETING CORPORATION
                                         TRISTAR VENTURES CORPORATION
                                         TRISTAR CAPITAL CORPORATION

Dated:     January 17, 1996              By:      /s/   L. J. Bainter
                                               ---------------------------------
                                                 L. J. Bainter, Vice President


                                         TRISTAR VENTURES CORPORATION
                                         TRISTAR PEDRICK LIMITED CORPORATION
                                         TRISTAR PEDRICK GENERAL CORPORATION
                                         TRISTAR BINGHAMTON LIMITED CORPORATION
                                         TRISTAR BINGHAMTON GENERAL CORPORATION
                                         TRISTAR VINELAND LIMITED CORPORATION
                                         TRISTAR VINELAND GENERAL CORPORATION
                                         TRISTAR RUMFORD LIMITED CORPORATION
                                         TRISTAR FUEL CELLS CORPORATION
                                         TRISTAR GEORGETOWN GENERAL CORPORATION
                                         TRISTAR GEORGETOWN LIMITED CORPORATION
                                         TVC NINE CORPORATION
                                         TVC TEN  CORPORATION

Dated:     January 17, 1996              By:      /s/   D. Detar
                                               ---------------------------------
                                                 D. Detar, Treasurer